

August 31, 2011

Via E-mail
Thomas M. Lyons
Executive Vice President and Chief Financial Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

> **Re:** **Provident Financial Services, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-31566**

Dear Mr. Lyons:

We have reviewed your response letter dated July 6, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

1. We note your response to prior comment two in our letter dated June 21, 2011 and do not agree with your position that the performance targets are not material. In addition, we are not persuaded that disclosure of the targets would cause competitive harm. Please include a revised Item 11 in your amended Form 10-K that discloses the targets.

Thomas M. Lyons
Provident Financial Services, Inc.
August 31, 2011
Page 2

Exhibits and Financial Statement Schedules, page 114

2.   We note the description of the 2010 Cash Incentive Compensation Plan you provided in
      response to prior comment three in our letter dated June 21, 2011. We believe that the
      Corporate Targets you established are material terms that should be included in the
      description. Please include them in the description when you file your amended Form
      10-K. In addition, we note that your board of directors has approved the 2011 Cash
      Incentive Compensation Plan. Please file the plan, or if it is not a written document, a
      description of it, as an exhibit to your next periodic report and confirm that you will
      include it in the exhibit index of your next Form 10-K.

      Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any questions.

                                              Sincerely,

                                              /s/ Michael Seaman

                                              Michael Seaman
                                              Special Counsel

cc: Via E-mail
       John F. Kuntz
       The Provident Bank